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N E W S  R E L E A S E                              Thomas & Betts Corporation
                                                    8155 T&B Boulevard
                                                    Memphis, TN  38125
                                                    (901) 252-5000



Contacts:
  Company:  Renee Johansen
              901-252-5962
  Media:    Randy Baker
              901-527-8000

FOR IMMEDIATE RELEASE

THOMAS & BETTS CORPORATION REPORTS RECORD SECOND QUARTER EARNINGS;
   RESTRUCTURING ACTIONS PLANNED FOR SECOND HALF OF 1998

Memphis, Tenn., July 30, 1998 Thomas & Betts Corporation (NYSE:TNB) today reported record net earnings and earnings per share for the quarter ended July 5, 1998. Second-quarter 1998 net earnings of $41.5 million rose 3% over prior-year results. Diluted earnings per share (EPS) for second quarter 1998 were $0.73, an increase of 3% from second quarter 1997 diluted EPS of $0.71.

     Earnings for the first six months of 1998 grew 10%, to $78.8 million from $71.9 million, and diluted EPS increased to $1.38 per share from $1.28 per share, compared with the same period of 1997. Results for all periods presented here were restated to include the July 2, 1998 acquisition of Telecommunications Devices, Inc. (TDI), accounted for as a pooling of interests. Transaction expenses related to that acquisition diluted second quarter EPS by $0.02. That acquisition had no impact on first half EPS.

     Coincident with the earnings announcement, Thomas & Betts also said that it will begin implementing expense-reduction programs and accelerating plant relocations to lower-cost regions, resulting in restructuring and other special charges of approximately $90-$110 million in the third quarter and project costs over the next six quarters totaling approximately one-third of the special charges. The company released additional details of its restructuring plans in a separate press release.

     "We want to approach the future conservatively, given the mixed signals we are receiving from our markets at this time," said Clyde R. Moore, president and chief executive officer. "Several events that affected our financial performance in the second quarter have caused us to reconsider our outlook for the near-term. Those events included: continued downturn in the electronic connector


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industry, a second wave of the Asian economic crises, weakening of the
Canadian dollar and softness in that economy brought on by low world oil prices and an Ontario construction worker strike. And while our direct exposure to the work stoppage at General Motors was limited, we felt the impact of that situation on the industrial markets that we serve."

     "While we don't believe that we're seeing a slowdown in the economy, we are taking immediate action to reduce our cost structure. We expect to realize savings from our actions at an annualized rate in excess of $50 million by year-end 1999. Our plan is to use our expertise in restructuring to bring earnings to our shareholders through margin improvement. These efforts are meant to enhance our performance independent of what happens in our markets in near-term," added Moore.

     Moore concluded, "At this point, we have a difficult quarter in front of us and expect our third quarter earnings before the special charges and project costs to be similar to results of the second quarter 1998 and those of last year's third quarter."

     The deconsolidation of certain lines of automotive business, which were contributed at year-end 1997 to the Exemplar/Thomas & Betts Electrical Systems (ET&B) joint venture, reduced reported net sales for the second quarter. In addition to the deconsolidation, the previously announced, planned phase-out of a large automotive platform and $6.9 million of foreign currency shifts negatively impacted second-quarter sales. Adjusting to exclude the impact of those items, second-quarter sales increased 1% and six-month sales rose 3% from the respective 1997 periods. Net sales of $553.3 million, reflecting those same three items, were 5% lower than 1997's second quarter sales of $581.2 million. Through six months, 1998 net sales totaled $1,098.0 million, 3% below the same period of 1997 due to the events listed above.

     Both gross margin and operating margin improved year over year as a result of company actions to lower manufacturing costs and reduce overhead expenses. The second-quarter 1998 gross margin was 30.8%, compared with 1997's 30.5%, and 1998's operating margin rose to 12.5%, versus 11.8% in 1997's quarter.

     Thomas & Betts will adopt the provisions of Statement of Financial Accounting Standard (SFAS) No. 131-"Disclosures about Segments of an Enterprise and Related Information" at year-end 1998. Implementation of SFAS No. 131 will not impact the consolidated financial position or results of operations. Under SFAS No. 131, Thomas & Betts will group its businesses into segments that are somewhat different from those reported under the previous accounting standard. To assist users of its financial information, the company included voluntary

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disclosure of sales for the reportable segments it expects to use under
SFAS No. 131.

     Thomas & Betts expects to report on three segments: Electrical, Original Equipment Manufacturers (OEMs) and Communications. The following discussion of second-quarter sales describes each proposed reporting segment and its quarterly sales results.

     The new Electrical segment includes sales of a broad package of electrical connectors, components and accessories--primarily fasteners, fittings, connectors, boxes and covers, metal framing, grounding and lighting--to worldwide customers in industrial, commercial, utility, project and general line markets. Sales of this segment were previously reported primarily in the Electrical Construction and Maintenance Components segment, with the exception of sales to utility markets that were previously reported in the Other Products and Components segment. Sales of this new Electrical segment grew 4%, to $263.7 million, in the second quarter versus last year's quarter on account of volume gains in the U.S. and Europe.

     The OEM segment manufactures and markets electronic connectors and components for use in high-speed automotive and professional electronics applications involving miniaturization, surface-mounts, electro-magnetic interference and multiplexing. This segment includes the sales of recently acquired TDI. Sales of this segment were previously reported as part of the Electronics/OEM Components segment. Second-quarter sales of the new OEM segment were 1% lower than the 1997 period if results are adjusted for sales of certain lines of business contributed to the ET&B joint venture, sales related to the phased-out automotive platform and unfavorable currency shifts. On a reported basis, second-quarter segment sales were $159.1 million, 17% lower year over year. Sales in the quarter were hurt by weak demand from U.S. computer manufacturers, lower prices on connectors sold to computer manufacturers worldwide, automotive platform delays and model changeovers and the GM work stoppage.

     The Communications segment manufactures and sells a package of drop-line hardware, connectors, fasteners, fiber optics, grounding and accessories for use in cable television, telecommunications and data communications network applications. Under the previous reporting structure, sales to cable television and data communications markets were included in the Electronics/OEM Components segment, and sales to telecommunications customers were accounted for in the Other Products and Components segment. Sales of the Communications segment were

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$69.6 million, 6% below strong prior-year levels, due to lower sales of broadband and cable- hardware products to cable TV system operators worldwide.

     Some of the company's sales cannot be classified in the aforementioned segments. These are primarily sales of steel structures for electrical transmission and distribution, power generation and telecommunications applications and mechanical products, primarily heating units, for heating and ventilation applications. These sales were previously included in the Other Products and Components segment. Other sales in the second quarter totaled $60.9 million, 1% above 1997's level, helped by higher sales of unit heaters in Europe.

     Using the previous segment classifications employed by Thomas & Betts sales of the Electrical Construction and Maintenance Components increased 2% and 6% year over year in the second quarter and first half, respectively. Sales of the Other Products and Components segment were 5% higher in the quarter, but flat on a year-to-date basis, compared with the same 1997 periods. Electronics/OEM Components segment sales decreased 16% and 11% in the quarter and first six months, versus the respective prior-year periods.

     Thomas & Betts is a leading producer of connectors and components for worldwide electrical and electronics markets. Visit Thomas & Betts on the World Wide Web at www.tnb.com.

                              # # # #

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
                         THOMAS & BETTS CORPORATION
                      Consolidated Statement of Earnings
                    (In thousands except per share amounts)

                                       Quarter Ended      Six Months Ended
                                    -----------------  --------------------
                                     July 5,  June 29,   July 5,   June 29,
                                      1998      1997      1998       1997
                                    -------- --------  ---------- ----------
Net Sales                           $553,318 $581,153  $1,097,974 $1,130,440

Costs and expenses:
Cost of sales                        382,682  404,133     763,996    791,488
Marketing, general
  and administrative                  85,096   89,775     173,208    179,478
Research and development              12,060   14,588      24,827     27,133
Amortization of intangibles            4,115    4,205       8,497      8,621
                                    -------- --------  ---------- ----------
Total expenses                       483,953  512,701     970,528  1,006,720

Earnings from operations              69,365   68,452     127,446    123,720
Income from unconsolidated
  companies                            6,125    3,158      14,652      6,365
Other expense-net                    (16,605) (12,492)    (29,461)   (24,253)
                                    -------- --------  ---------- ----------

Earnings before income
  taxes                               58,885   59,118     112,637    105,832
Income taxes                          17,342   18,919      33,791     33,937
                                    -------- --------  ---------- ----------
Net earnings                        $ 41,543 $ 40,199  $   78,846  $  71,895
                                    -------- --------  ---------- ----------
                                    -------- --------  ---------- ----------

Net earnings per share
Basic                               $   0.73 $   0.72  $     1.39  $    1.29
                                    -------- --------  ---------- ----------
                                    -------- --------  ---------- ----------
Diluted                             $   0.73 $   0.71  $     1.38  $    1.28
                                    -------- --------  ---------- ----------
                                    -------- --------  ---------- ----------

Average shares outstanding
Basic                                 56,709   56,159      56,615     55,943
Diluted                               57,191   56,516      57,091     56,270

Note: Amounts have been restated to include the July 2, 1998 acquisition of Telecommunications Devices, Inc., accounted for as a pooling of interests.

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
                           THOMAS & BETTS CORPORATION
                           Consolidated Balance Sheet
                                (In thousands)

                                       July 5,     December 28,
                                        1998           1997
                                    ----------     ----------
ASSETS
Cash and marketable securities      $   87,415     $   97,607
Receivables - net                      375,917        293,722
Inventories                            436,324        402,601
Deferred income taxes                   35,419         43,452
Prepaid expenses                        12,289          9,090
                                    ----------     ----------
     Total current assets              947,364        846,472

Property, plant and equipment - net    601,389        574,052
Intangible assets - net                558,556        506,225
Investments in unconsolidated
  companies                            132,520        127,706
Other assets                            42,406         39,833
                                    ----------     ----------
TOTAL ASSETS                        $2,282,235     $2,094,288
                                    ----------     ----------
                                    ----------     ----------

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term borrowings and current
  maturities of long-term debt      $   40,204     $   42,639
Accounts payable                       222,872        226,542
Accrued liabilities                    133,219        142,974
Income taxes                            36,456         45,678
Dividends payable                         -            15,401
                                    ----------     ----------
      Total current liabilities        432,751        473,234
Long-term debt                         692,284        503,077
Other long-term liabilities             89,051         92,206
Deferred income taxes                   24,389         26,467
Shareholders' equity                 1,043,760        999,304
                                    ----------     ----------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                $2,282,235     $2,094,288
                                    ----------     ----------
                                    ----------     ----------

Note: 1997 amounts have been restated to include the July 2, 1998 acquisition of Telecommunications Devices, Inc., accounted for as a pooling of interests.


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
                   THOMAS & BETTS CORPORATION
                  Business Segment Performance
                        (In thousands)

                        Quarter ended
                  ---------------------------
                  July 5,1998   June 29, 1997      Change
                  -----------   -------------      ------
Net Sales:
 Electrical        $263,693        $254,443           4%
 OEM                159,095         192,571        (17)%
 Communications      69,643          73,708         (6)%
 Other               60,887          60,431           1%
                  -----------   -------------      ------
   Total           $553,318        $581,153         (5)%

                        Six months ended
                  ---------------------------
                   July 5,1998   June 29, 1997    Change
                  -----------   -------------      ------
Net Sales:
 Electrical      $  513,883      $  483,319           6%
 OEM                331,798         380,440        (13)%
 Communications     138,125         143,768         (4)%
 Other              114,168         122,913         (7)%
                  -----------   -------------      ------
   Total         $1,097.974      $1,130,440         (3)%

Note: Amounts have been restated to include the July 2, 1998 acquisition of Telecommunications Devices, Inc., accounted for as a pooling of interests.